LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193

(212) 351-4000

www.gibsondunn.com

January 12, 2010

Direct Dial	Client Matter No.
(212) 351-4062	50615-00002

Fax No.
(212) 351-6202

VIA EDGAR AND HAND DELIVERY

Christina Chalk, Senior Special Counsel

Mellissa Campbell Duru, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Kraft Foods Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 23, 2009
SEC File No. 333-163483

Amendment No. 2 to Schedule TO-T
Filed December 23, 2009
SEC File No. 5-55187

Dear Ms. Chalk and Ms. Duru:

On behalf of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), this letter responds to your comment letter dated December 30, 2009, and the oral comment issued to James J. Moloney of our firm on January 11, 2010 (the “Staff Comments”) of the United States Securities and Exchange Commission (the “SEC”) relating to Kraft Foods’ Registration Statement on Form S-4 originally filed with the SEC on December 4, 2009 (the “Form S-4”), as amended by Amendment No. 1 filed on December 23, 2009 (“Amendment No. 1”), and its Tender Offer Statement on Schedule TO-T originally filed with the SEC on December 4, 2009 (the “Schedule TO”), as subsequently amended. Each of the written Staff Comments is set forth in bold italics below, followed by the corresponding response.

Christina Chalk, Senior Special Counsel

Mellissa Campbell Duru, Special Counsel

January 12, 2010

Kraft Foods will file an amendment to the Form S-4 (“Amendment No. 2”) reflecting the comments described in this letter and will mail a revised prospectus/offer to exchange to the relevant Cadbury securityholders at such time. Kraft Foods intends to time the filing of Amendment No. 2 to coincide with an upcoming mailing of an amendment to the offer document provided to holders of Cadbury plc ordinary shares who are not U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended) or residents of Canada.

General

1.	We note your response to prior comment 2. In addition to the press release, please also indicate whether Kraft intends to post the announcement on its website at www.transactioninfo.com/kraftfoods.

Kraft Foods advises the staff (the “Staff”) that it has posted the above-mentioned announcement, which Kraft Foods made on January 5, 2010, on its website at www.transactioninfo.com/kraftfoods.

Appendix A, Part B

6. The Mix & Match Facility, page A-21

2.	We note your response to prior comment 2 and the revised disclosure included in the prospectus. Please revise your disclosure in this section to make similar conforming changes. Additionally, please ensure that disclosure throughout the prospectus consistently references the availability of, and procedures applicable to, the mix and match facility Kraft intends to provide during the subsequent offering period.

In response to this comment, Kraft Foods will revise the disclosure in paragraph 6 of Part B of Appendix A of the Form S-4 to reflect that Kraft Foods will provide the mix and match facility during the subsequent offer period.

In particular, Kraft Foods will:

•	revise paragraph 6(f) of Part B of Appendix A (page A-22 of Amendment No. 1) to read as follows:

“(f)	The mix and match facility will remain open until the end of the subsequent offer period.”

•	revise the lead-in to paragraph 6(g) of Part B of Appendix A (page A-22 of Amendment No. 1) to read as follows:

“(g)	No election under the mix and match facility will be valid unless, by the time and date on which the offer closes:”

Christina Chalk, Senior Special Counsel

Mellissa Campbell Duru, Special Counsel

January 12, 2010

•	revise paragraph 6(i) of Part B of Appendix A (page A-23 of Amendment No. 1) to read as follows:

“(i)	If a TTE Instruction, Acceptance Form or Agent’s Message that constitutes or includes an election under the mix and match facility is received before the time and date upon which the subsequent offer period ends but is not, and is not deemed to be, valid or complete in all respects at such time and date, such election shall, for all purposes, be void and the Cadbury securityholder purporting to make such election shall not, for any purpose, be entitled to receive any variation of consideration under the election but such acceptance (if otherwise valid) shall, subject to the provisions of paragraph 8 (Overseas Shareholders) of Part B of this Appendix A, be deemed to be an acceptance of the offer in respect of the number of Cadbury ordinary shares in respect of which such election was purported to be made and the relevant Cadbury securityholder will, subject to the offer becoming wholly unconditional, be entitled to receive the basic consideration due under the offer in respect thereof.”

•	revise paragraph 6(j) of Part B of Appendix A (page A-23 of Amendment No. 1) to read as follows:

“(j)	Valid elections under the mix and match facility received during the initial offer period will be off-set against each other in one off-setting pool for the purposes of determining the nominal amount of cash and new shares of Kraft Foods common stock available to meet such elections. Valid elections under the mix and match facility received during the subsequent offer period will be settled on various settlement dates, and each election received (or validated or completed) during the subsequent offer period will be off-set against all other such elections settled on the same settlement date in one off-setting pool for the purposes of determining the nominal amount of cash and new shares of Kraft Foods common stock available to meet such elections.”

Oral Comment

In addition, on January 11, 2010, the Staff expressed some concern that the recently announced disposition of certain assets of Kraft Foods to Nestlé USA Inc. (“Nestlé”), disclosed in the Form 8-K filed with the SEC on January 6, 2010, may be material to Cadbury securityholders. In the Staff’s comment, the Staff suggested that it may be appropriate to provide adjustments to the pro forma financial information contained in the Form S-4 reflecting such disposition.

Kraft Foods supplementally advises the Staff as to its views and supporting analysis, set forth below, as to why such disposition is not significant and thus Kraft Foods should not be required to include revised pro forma financial information in the Form S-4:

Christina Chalk, Senior Special Counsel

Mellissa Campbell Duru, Special Counsel

January 12, 2010

•	On January 4, 2010, Kraft Foods entered into an agreement with Nestlé to sell the assets of its frozen pizza products and certain related frozen food products business (the “Business”) to Nestlé.

•

Rule 11-01(a) of Regulation S-X provides that pro forma financial information is required for either the disposition of a significant portion of a business or following the consummation of other events or transactions that would be considered material for investors.

•

Kraft Foods evaluated Rule 11-01(b) of Regulation S-X, which states that a business to be disposed of is considered “significant” if it meets the conditions of a significant subsidiary in Rule 1-02(w), as well as the test prescribed by the instructions to Form 8-K. Based on Kraft Foods’ most recent financial statements, filed on Form 8-K on November 3, 2009, the prescribed tests over the operations to be sold result in the following figures (dollars in millions):

	Kraft Foods	Business		%
Income from Continuing Operations before Income Taxes	$2,603	$154	(a)	5.92%

Investment to Total Assets	$63,173	$681		1.08%

Subsidiary Assets to Total Assets	$63,173	$900	(b)	1.42%

Purchase Price to Total Assets	$63,173	$3,700		5.86%

a.	Kraft Foods’ income from continuing operations before income taxes includes interest and other expenses, net of $1,240 which is not allocated to the operating businesses and thus not included in the income from continuing operations noted above. Using operating income of $3,843, which excludes this amount, the calculation would result in the Business representing 4.00%.
b.	Kraft Foods will be selling only certain assets of the Business, including goodwill, inventory and certain manufacturing plants. The above amount is a current estimate of the carrying value of these assets to be sold.

•

Kraft Foods has concluded that none of these tests resulted in figures exceeding the 10% threshold provided in the above-mentioned rule and instructions and pursuant to which a transaction is deemed significant. Further, Kraft Foods management does not believe that there are any qualitative factors that would change this assessment.

Christina Chalk, Senior Special Counsel

Mellissa Campbell Duru, Special Counsel

January 12, 2010

Moreover, it should be noted that the disposition, if consummated, will occur after the scheduled closing of the Cadbury offer. Kraft Foods currently has the funds available to finance the offer and there can be no assurances that the disposition will be consummated. Therefore, Kraft Foods respectfully submits that the disposition of the Business does not render the pro forma financial information currently contained in the Form S-4 misleading, and consequently, adjusted pro forma financials should not be required under the current circumstances.

If you should have any questions or further comments with respect to the Form S-4 or the Schedule TO, each as amended, please do not hesitate to contact me at the telephone number provided above, or, in my absence, please contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or James J. Moloney of Gibson, Dunn & Crutcher LLP at (949) 451-4343. Facsimile transmissions may be sent to (212) 351-6202.

Very truly yours,

/s/ Barbara L. Becker
Barbara L. Becker

cc:	Timothy R. McLevish
Chief Financial Officer
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093

Marc S. Firestone
Executive Vice President, Corporate & Legal Affairs and General Counsel
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093

Karl Hiller, Branch Chief
Division of Corporation Finance

January 12, 2010

Christina Chalk, Senior Special Counsel

Mellissa Campbell Duru, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Dear Ms. Chalk and Ms. Duru:

Reference is made to your letter, dated December 30, 2009, regarding the Registration Statement on Form S-4 (File No. 333-163483) filed by Kraft Foods Inc. (“Kraft Foods”) with the United States Securities and Exchange Commission (the “Commission”) on December 4, 2009 (the “Form S-4”), as amended by Amendment No. 1 to the Form S-4 filed on December 23, 2009, and the Tender Offer Statement on Schedule TO-T (File No. 5-55187) filed on December 4, 2009, as amended.

Per your request, Kraft Foods acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KRAFT FOODS INC.

By:	/s/ Carol J. Ward
	Name:	Carol J. Ward
	Title:	Vice President and Corporate Secretary